BIRDBILL, INC.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

April 25, 2015

Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington DC 20549
Attn: Mara L. Ransom, Assistant Director

Re:          Birdbill, Inc.
Registration Statement on Form S-1
File No. 333-205792

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Birdbill, Inc. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-205792), as amended (the "Registration Statement"), so that it may become effective at 4:00p.m. Eastern Daylight Time on April 28, 2016, or as soon as practicable thereafter.

The Registrant hereby authorizes Callie T. Jones, of Brunson Chandler & Jones PLLC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We request that we be notified of such effectiveness by telephone to Ms. Jones at 801-303-5721. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Brunson Chandler & Jones PLLC, 175 S. Main Street, Suite 1410, Salt Lake City, Utah 84111.

Sincerely,

Birdbill, Inc.

/s/ Leung Ying Wai
Chief Executive Officer